Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of shareholder having a major interest FRANKLIN RESOURCES, INC.

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
			CHASE NOMINEES LTD*	63,180,823
	NON-BENEFICIAL INTEREST		THE BANK OF NEW YORK (NOMINEES) LTD	30,865,506
			STATE STREET NOMINEES LTD*	10,408,638
			MELLON NOMINEES LTD*	4,715,421
			NORTRUST NOMINEES LTD*	2,934,640
			ROY NOMINEES LTD	2,155,127
			CEDE, NEW YORK	2,147,948
			BBHISL NOMINEES LTD*	1,598,030
			CITIBANK LTD	876,429
			HSBC GLOBAL CUSTODY NOMINEES LTD	295,810
			EUROCLEAR BRUXELLES	7,348

			*MULTIPLE ACCOUNT DESIGNATIONS

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 12.5P EACH	10.	Date of transaction N/A	11.	Date company informed 10 MAY 2004

12.	Total holding following this notification 119,185,720	13.	Total percentage holding of issued class following this notification 5.7665%

14.	Any additional information	15.	Name of contact and telephone number for queries JOHN HUDSPITH 020 7830 5179

16.	Name and signature of authorised company official responsible for making this notification J MILLS, GROUP COMPANY SECRETARY

Date of notification 11 MAY 2004